EXHIBIT 99.1

DEFSEC TECHNOLOGIES INC. ANNOUNCES SHARE CONSOLIDATION

OTTAWA, ON, Nov. 12, 2026 /CNW/ -- DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") today announced that it will complete a consolidation of its common shares on a 9-to-1 basis (the "Consolidation").

The Consolidation will be effective at 12:01 a.m. Eastern Daylight Time on November 16, 2026. The Company expects its common shares to begin trading on the TSX Venture Exchange ("TSX Venture") and the Nasdaq Capital Market (the "Nasdaq") on a consolidated basis on or around November 16, 2026 under its existing name and ticker symbol. The CUSIP and ISIN for the consolidated common shares will be 244778205 and CA2447782053, respectively. The Consolidation was approved by the Company's board of directors on November 4, 2026 and is intended to ensure continued compliance with Nasdaq's minimum bid price requirements. The Consolidation remains subject to the final approval of the TSX Venture and Nasdaq.

The Company currently has 4,593,998 common shares issued and outstanding, and assuming no other change to the issued and outstanding common shares, the Consolidation will reduce the number of outstanding common shares to approximately 510,444, subject to adjustments for rounding. Any resulting fractional common shares will be cancelled and rounded down to the nearest whole number of common shares.

A letter of transmittal with respect to the Consolidation will be mailed to registered shareholders of the Company. Registered shareholders who hold their common shares in book-entry or direct registration system form will have their pre-Consolidation common shares automatically exchanged for post-Consolidation common shares and are not required to take any action. Registered shareholders with physical certificates will be required to send their certificates representing pre-Consolidation common shares along with a completed letter of transmittal to the Company's transfer agent, TSX Trust Company ("TSX Trust"), in accordance with the instructions provided in the letter of transmittal. Additional copies of the letter of transmittal can be obtained through TSX Trust or on SEDAR+ at www.sedarplus.ca under the Company's issuer profile. All shareholders who submit a duly completed letter of transmittal along with their pre-Consolidation share certificate(s) to TSX Trust will receive a post-Consolidation share certificate. Shareholders who hold their common shares through a broker or other intermediary and do not have common shares registered in their name will not need to complete a letter of transmittal.

The Consolidation will not have an effect on any of the Company's outstanding warrants which trade on the TSX Venture under the symbol "DFSC.WT.U" or on the Nasdaq under the symbol "DFSCW" (the "Listed Warrants"). However, as a result of the Consolidation, the exercise price and the number of common shares issuable under any of the Company's outstanding stock options and warrants will be proportionately adjusted to reflect the Consolidation in accordance with the terms thereof. After the Consolidation, there will be approximately 16,469 common shares issuable upon the exercise of outstanding options and 524,023 common shares issuable upon the exercise of outstanding warrants, respectively.

After the Consolidation, the exercise of 1,890 Listed Warrants will be required to purchase one (1) post-Consolidation common share, and the exercise price will be US$9,450 per common share. No fractional common shares will be issued upon exercise of any Listed Warrants. The Listed Warrants will continue to trade on the TSXV and Nasdaq, as applicable, in each case, under their existing CUSIP number.

About DEFSEC

DEFSEC develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has the established ARWEN® less-lethal munitions platform and a new proprietary less-lethal product line branded PARA SHOT™ with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: statements regarding the completion of the Consolidation; the terms and timing thereof; final acceptance of the TSX Venture and Nasdaq; the trading of the common shares on the TSX Venture and the Nasdaq; and the mailing of the letter of transmittal with respect to the Consolidation.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture) accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: For further information: Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255; Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, (613) 241-1849 EXT 102

CO: DEFSEC Technologies Inc

CNW 06:29e 12-NOV-26